UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

06 October 2022

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo issues trading commentary ahead of AGM 2022

Ivan Menezes, Chief Executive, commented:

"We have made a good start to fiscal 23, with organic net sales growth across all regions, reflecting our advantaged portfolio, our continued investment in brand building and our agile supply chain and culture. I would like to thank my colleagues for their continued creativity and drive.

We expect the operating environment to remain challenging with ongoing volatility due to geopolitical uncertainty, a weakening of consumer spending power, inflationary pressures and disruption related to Covid-19. However, I am confident in the resilience of our business and our ability to navigate these headwinds while executing our strategic priorities, including our ambitious 2030 sustainability plan.

We remain well-positioned to deliver our medium-term guidance for fiscal 23 to fiscal 25 of organic net sales growth consistently in the range of 5% to 7% and organic operating profit growth sustainably in the range of 6% to 9%."

For further information please contact:

Investor relations:
Durga Doraisamy	+44 (0) 7902 126 906
Lucinda Baker	+44 (0) 7974 375 550
Andy Ryan	+44 (0) 7803 854 842
investor.relations@diageo.com

Media relations:
Dominic Redfearn	+44 (0) 7971 977 759
Gina Bell	+44 (0) 7731 988 857
press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company whose products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives and ways to share best practice.

Celebrating life, every day, everywhere.

Cautionary statement concerning forward-looking statements
This document contains 'forward-looking' statements.  These statements can be identified by the fact that they do not relate only to historical or current facts.  In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.  Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made.  Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

An explanation of non-GAAP measures, including organic movements, is set out on page 76 of Diageo's Annual Report for the year ended 30 June 2022.

Diageo plc LEI: 213800ZVIELEA55JMJ32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 06 October 2022

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary